UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934

                          Korea Equity Fund, Inc. (KEF)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    50063B104
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                  360-604-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 1, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    260,600 common shares (3.1%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           260,600
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     451,300 Shares (5.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    87,200 common shares (1.0%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           87,200
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     451,300 Shares (5.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    18,050 common shares (0.2%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           18,050
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     451,300 Shares (5.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    54,750 common shares (0.7%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           54,750
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     451,300 shares (5.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    30,700 common shares (0.4%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           30,700
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     451,300 shares (5.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

            Common Stock of Korea Equity Fund, Inc. a Maryland corporation (the "Issuer"), which has its principal office at 180 Maiden Lane, New York, NY 10038.

Item 2.     Identity and Background.

            The D3 Family Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

            We have purchased 5.4% of KEF because we think its shares are substantially undervalued. We are evaluating possible ways to build long term shareholder value and expect to contact the fund's management, board of directors, competitors, and other KEF shareholders for this purpose.

            Recently several large shareholders of The Korea Fund (KF), with support from numerous smaller shareholders, have compelled KF to make important changes in its governance and strategy. Since these changes have been publicized, the gap between KF's net asset value (NAV) and market price has narrowed markedly. We believe that at least one of these large shareholders continues holding a major stake in KEF as well. While the dollar size of that investor's position in KEF may be small relative to the total size of that investor's overall portfolio, our investment in KEF is sufficient to warrant an investment of our time as well as our funds.

            Moreover, we continue to see great potential investing in Korea and are convinced that, for all but the largest institutional investors, investing in Korea through a well managed fund is better than investing directly in individual stocks. Because Korea is a well educated, driven, and extensively wired nation, with leading competitive positions in global technology and consumer businesses, we believe that Korean companies have attractive long term prospects for growth and capital appreciation. Nonetheless, the Korean stock market trades for a multiple of 2005 earnings which is low relative to Korea's past multiples, relative to other markets around the world, and relative to Korea's growth potential. Samsung, the largest investment in KEF, trades for only a mid single digit forward PE, though it is an excellent company. Finally, KEF's recent 6% discount from NAV means that KEF shareholders are able to own a piece of a growth market at a double discount.

Item 5.     Interest in Securities of the Issuer.

            (a,b) D3 Family Fund owns and has sole voting power over 260,600 KEF shares.

            (c) Date           Shares Bought            Price
                --------       -------------            -----
                12/01/04            1,000               5.97
                12/02/04           11,300               6.02
                12/03/04           12,100               5.95
                12/17/04            4,300               5.83
                12/20/04              200               5.94
                12/22/04              700               5.92
                12/27/04            2,700               5.88
                12/29/04              200               5.85

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


            December 1, 2004               /s/ DAVID NIERENBERG
                                           -------------------------------------
                                           President
                                           Nierenberg Investment Management
                                           Company, Inc., the General Partner of
                                           The D3 Family Retirement Fund, L.P

Item 1.     Security and Issuer.

            Common Stock of Korea Equity Fund, Inc. a Maryland corporation (the "Issuer"), which has its principal office at 180 Maiden Lane, New York, NY 10038.

Item 2.     Identity and Background.

            The D3 Family Retirement Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

            We have purchased 5.4% of KEF because we think its shares are substantially undervalued. We are evaluating possible ways to build long term shareholder value and expect to contact the fund's management, board of directors, competitors, and other KEF shareholders for this purpose.

            Recently several large shareholders of The Korea Fund (KF), with support from numerous smaller shareholders, have compelled KF to make important changes in its governance and strategy. Since these changes have been publicized, the gap between KF's net asset value (NAV) and market price has narrowed markedly. We believe that at least one of these large shareholders continues holding a major stake in KEF as well. While the dollar size of that investor's position in KEF may be small relative to the total size of that investor's overall portfolio, our investment in KEF is sufficient to warrant an investment of our time as well as our funds.

            Moreover, we continue to see great potential investing in Korea and are convinced that, for all but the largest institutional investors, investing in Korea through a well managed fund is better than investing directly in individual stocks. Because Korea is a well educated, driven, and extensively wired nation, with leading competitive positions in global technology and consumer businesses, we believe that Korean companies have attractive long term prospects for growth and capital appreciation. Nonetheless, the Korean stock market trades for a multiple of 2005 earnings which is low relative to Korea's past multiples, relative to other markets around the world, and relative to Korea's growth potential. Samsung, the largest investment in KEF, trades for only a mid single digit forward PE, though it is an excellent company. Finally, KEF's recent 6% discount from NAV means that KEF shareholders are able to own a piece of a growth market at a double discount.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Family Retirement Fund, L.P. owns and has sole voting power over 87,200 KEF shares.

            (c) Date           Shares Bought       Price
                --------       -------------       -----
                12/02/04           4,000           6.02
                12/03/04           4,050           5.95
                12/16/04             900           5.79
                12/17/04           2,000           5.84
                12/28/04           1,500           5.81

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 1, 2004                      /s/ DAVID NIERENBERG
----------------                      ------------------------------------------
Date                                  David Nierenberg
                                      President
                                      Nierenberg Investment Management Company,
                                      Inc., the General Partner of the 3D Family
                                      Retirement Fund, L.P.

Item 1.     Security and Issuer.

            Common Stock of Korea Equity Fund, Inc. a Maryland corporation )the "Issuer"), which has its principal office at 180 Maiden Lane, New York, NY 10038.

Item 2.     Identity and Background.

            The D3 Children's Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

            We have purchased 5.4% of KEF because we think its shares are substantially undervalued. We are evaluating possible ways to build long term shareholder value and expect to contact the fund's management, board of directors, competitors, and other KEF shareholders for this purpose.

            Recently several large shareholders of The Korea Fund (KF), with support from numerous smaller shareholders, have compelled KF to make important changes in its governance and strategy. Since these changes have been publicized, the gap between KF's net asset value (NAV) and market price has narrowed markedly. We believe that at least one of these large shareholders continues holding a major stake in KEF as well. While the dollar size of that investor's position in KEF may be small relative to the total size of that investor's overall portfolio, our investment in KEF is sufficient to warrant an investment of our time as well as our funds.

            Moreover, we continue to see great potential investing in Korea and are convinced that, for all but the largest institutional investors, investing in Korea through a well managed fund is better than investing directly in individual stocks. Because Korea is a well educated, driven, and extensively wired nation, with leading competitive positions in global technology and consumer businesses, we believe that Korean companies have attractive long term prospects for growth and capital appreciation. Nonetheless, the Korean stock market trades for a multiple of 2005 earnings which is low relative to Korea's past multiples, relative to other markets around the world, and relative to Korea's growth potential. Samsung, the largest investment in KEF, trades for only a mid single digit forward PE, though it is an excellent company. Finally, KEF's recent 6% discount from NAV means that KEF shareholders are able to own a piece of a growth market at a double discount.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Children's Fund, L.P. owns and has sole voting power over 18,050 KEF shares.

            (c) Date          Shares Bought      Price
                --------      -------------      -----
                12/02/04           1,000         6.04
                12/17/04           1,200         5.85

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 1, 2004                      /s/ DAVID NIERENBERG
----------------                      ------------------------------------------
Date                                  David Nierenberg
                                      President
                                      Nierenberg Investment Management Company,
                                      Inc., the General Partner of the 3D Family
                                      Retirement Fund, L.P.

Item 1.     Security and Issuer.

            Common Stock of Korea Equity Fund, Inc. a Maryland corporation )the "Issuer"), which has its principal office at 180 Maiden Lane, New York, NY 10038.

Item 2.     Identity and Background.

            The D3 Offshore Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

            We have purchased 5.4% of KEF because we think its shares are substantially undervalued. We are evaluating possible ways to build long term shareholder value and expect to contact the fund's management, board of directors, competitors, and other KEF shareholders for this purpose.

            Recently several large shareholders of The Korea Fund (KF), with support from numerous smaller shareholders, have compelled KF to make important changes in its governance and strategy. Since these changes have been publicized, the gap between KF's net asset value (NAV) and market price has narrowed markedly. We believe that at least one of these large shareholders continues holding a major stake in KEF as well. While the dollar size of that investor's position in KEF may be small relative to the total size of that investor's overall portfolio, our investment in KEF is sufficient to warrant an investment of our time as well as our funds.

            Moreover, we continue to see great potential investing in Korea and are convinced that, for all but the largest institutional investors, investing in Korea through a well managed fund is better than investing directly in individual stocks. Because Korea is a well educated, driven, and extensively wired nation, with leading competitive positions in global technology and consumer businesses, we believe that Korean companies have attractive long term prospects for growth and capital appreciation. Nonetheless, the Korean stock market trades for a multiple of 2005 earnings which is low relative to Korea's past multiples, relative to other markets around the world, and relative to Korea's growth potential. Samsung, the largest investment in KEF, trades for only a mid single digit forward PE, though it is an excellent company. Finally, KEF's recent 6% discount from NAV means that KEF shareholders are able to own a piece of a growth market at a double discount.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The Offshore Fund, L.P. owns and has sole voting power over 54,750 KEF shares.

            (c) Date            Shares Bought       Price
                --------        -------------       -----
                12/02/04             2,350          6.02
                12/03/04             2,400          5.95
                12/15/04             3,150          5.80
                12/17/04             1,500          5.84
                12/28/04             1,000          5.82

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 1, 2004                      /s/ DAVID NIERENBERG
----------------                      ------------------------------------------
Date                                  David Nierenberg
                                      President
                                      Nierenberg Investment Management Company,
                                      Inc., the General Partner of the 3D Family
                                      Retirement Fund, L.P.

Item 1.     Security and Issuer.

            Common Stock of Korea Equity Fund, Inc. a Maryland corporation )the "Issuer"), which has its principal office at 180 Maiden Lane, New York, NY 10038.

Item 2.     Identity and Background.

            The D3 Family Bulldog Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

            We have purchased 5.4% of KEF because we think its shares are substantially undervalued. We are evaluating possible ways to build long term shareholder value and expect to contact the fund's management, board of directors, competitors, and other KEF shareholders for this purpose.

            Recently several large shareholders of The Korea Fund (KF), with support from numerous smaller shareholders, have compelled KF to make important changes in its governance and strategy. Since these changes have been publicized, the gap between KF's net asset value (NAV) and market price has narrowed markedly. We believe that at least one of these large shareholders continues holding a major stake in KEF as well. While the dollar size of that investor's position in KEF may be small relative to the total size of that investor's overall portfolio, our investment in KEF is sufficient to warrant an investment of our time as well as our funds.

            Moreover, we continue to see great potential investing in Korea and are convinced that, for all but the largest institutional investors, investing in Korea through a well managed fund is better than investing directly in individual stocks. Because Korea is a well educated, driven, and extensively wired nation, with leading competitive positions in global technology and consumer businesses, we believe that Korean companies have attractive long term prospects for growth and capital appreciation. Nonetheless, the Korean stock market trades for a multiple of 2005 earnings which is low relative to Korea's past multiples, relative to other markets around the world, and relative to Korea's growth potential. Samsung, the largest investment in KEF, trades for only a mid single digit forward PE, though it is an excellent company. Finally, KEF's recent 6% discount from NAV means that KEF shareholders are able to own a piece of a growth market at a double discount.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Family Bulldog Fund, L.P. owns and has sole voting power over 30,700 KEF shares.

            (c) Date              Shares Bought         Price
                --------          -------------         -----
                12/02/04              1,350             6.03
                12/03/04              1,450             5.95
                12/15/04              1,850             5.81
                12/17/04              1,000             5.85

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 1, 2004                      /s/ DAVID NIERENBERG
----------------                      ------------------------------------------
Date                                  David Nierenberg
                                      President
                                      Nierenberg Investment Management Company,
                                      Inc., the General Partner of the 3D Family
                                      Retirement Fund, L.P.